Srini Vasan, CEO Zuma360 Software, Inc. 6911 Hayvenhurst Avenue, Suite 101 Van Nuys, CA 91406 (323) 654-0886 July 24, 2008

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-7010

Attention: Barbara C.Jacobs, Assistant Director Reference: ZUMA360 Software, Inc.
Registration Statement on Form S-1
Request for Acceleration

Dear Ms.Jacobs:

We respectfully request acceleration of the effective date of Amendment Number 4 to our Registration Statement filed on Form S-1, to be effective as of July 29, 2008.  In so doing, we acknowledge that we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-noted registration statement.  Additionally, we further acknowledge that:

    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  If you have any questions regarding this letter, we request that you contact our counsel, Stephan Jan Meyers, Esq., at (858) 922-2006.

  Thank you.

  /S/ Srini Vasan, Chief Executive Officer
  Zuma360 Software, Inc.

  cc:  Stephan Jan Meyers, Esq.